Exhibit (c)(2)

October 22, 2018

The Special Committee of the Board of Directors of Hanwha Q CELLS Co., Ltd.

Hanwha Building

86 Cheonggyecheon-ro Jung-gu

Seoul 101-797

South Korea

Dear Members of the Special Committee:

Reference is made to the opinion of Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) rendered to the Special Committee (the “Special Committee”) of the Board of Directors of Hanwha Q CELLS Co., Ltd. on October 14, 2018 (which was subsequently confirmed in writing by delivery of Houlihan Lokey’s written opinion addressed to the Special Committee dated October 14, 2018), as to the fairness, from a financial point of view, of the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Affiliated Shares) and the Per ADS Consideration to be received by the holders of ADSs (other than ADSs representing Affiliated Shares) pursuant to the Agreement. Capitalized terms used but not defined herein shall have the meanings specified in Houlihan Lokey’s opinion, a copy of which is attached as Annex A to this letter.

You have informed us on October 19, 2018 that the Per Ordinary Share Consideration of $0.20 in the draft of the Agreement dated October 14, 2018 that was provided to and reviewed by Houlihan Lokey in connection with its opinion was a scrivener’s error and that the correct amount of the Per Ordinary Share Consideration should have been $ 0.198 per Ordinary Share. You have asked us to confirm, and we hereby confirm, that this correction in the Per Ordinary Share Consideration would not have affected Houlihan Lokey’s financial analyses and that the only change in Houlihan Lokey’s opinion would have been to state $0.198 as the Per Ordinary Share Consideration instead of $0.20.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.

Annex A

October 14, 2018

The Special Committee of the Board of Directors of Hanwha Q CELLS Co., Ltd.

Hanwha Building

86 Cheonggyecheon-ro Jung-gu

Seoul 101-797

South Korea

Dear Members of the Special Committee:

We understand that Hanwha Solar Holdings Co., Ltd. (the “Acquiror”) and Hanwha Q CELLS Co., Ltd. (the “Company”), a subsidiary of the Acquiror, propose to enter into the Agreement (defined below) pursuant to which, among other things, the Company will merge with and into the Acquiror (the “Transaction”) and that, in connection with the Transaction, each Ordinary Share (defined in the Agreement), issued and outstanding immediately prior to the Effective Date (defined in the Agreement), other than Ordinary Shares held by the Acquiror, shall be cancelled and cease to exist in exchange for the right to receive $ 0.20 in cash per Ordinary Share without interest (the “Per Ordinary Share Consideration”). In addition, you have informed us and directed us to assume, and Houlihan Lokey has assumed, for purposes of its analyses and this Opinion, that each issued and outstanding American Depositary Share (which represents fifty Ordinary Shares) (the “ADSs”), other than ADSs representing Ordinary Shares held by the Acquiror, shall be cancelled and cease to exist in exchange for the right to receive $9.90 in cash per ADS without interest (the “Per ADS Consideration”) pursuant to the deposit agreement relating to the ADSs. “Affiliated Shares” shall be defined as Ordinary Shares held by the Acquiror, Hanwha Chemical Corporation, and any person that will retain or obtain, directly or indirectly, an equity interest in the Company after giving effect to the Transaction, and each of their respective affiliates.

The Special Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company has requested that Houlihan Lokey Capital, Inc. (“Houlihan Lokey”) provide an opinion (the “Opinion”) to the Committee as to whether, as of the date hereof, the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Affiliated Shares) and the Per ADS Consideration to be received by holders of ADSs (other than ADSs representing Affiliated Shares) pursuant to the Agreement are fair, from a financial point of view, to such holders.

In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. Among other things, we have:

1.	reviewed a draft dated October 14, 2018 of the Plan of Merger to be entered into between the Acquiror and the Company (the “Agreement”);

2.	reviewed certain publicly available business and financial information relating to the Company that we deemed to be relevant;

3.	reviewed certain information relating to the historical, current and future operations, financial condition and prospects of the Company made available to us by the Company, including financial projections (and adjustments thereto) prepared by or discussed with the management of the Company relating to the Company for the fiscal years ending 2018 through 2023;

The Special Committee of the Board of Directors of Hanwha Q CELLS Co., Ltd.	-2-
October 14, 2018

4.	spoken with certain members of the management of the Company and certain of its and the Committee’s representatives and advisors regarding the business, operations, financial condition and prospects of the Company, the Transaction and related matters;

5.	compared the financial and operating performance of the Company with that of other public companies that we deemed to be relevant;

6.	considered the publicly available financial terms of certain transactions that we deemed to be relevant;

7.	reviewed the current and historical market prices and trading volume for certain of the Company’s publicly traded securities, and the current and historical market prices and trading volume of the publicly traded securities of certain other companies that we deemed to be relevant; and

8.	conducted such other financial studies, analyses and inquiries and considered such other information and factors as we deemed appropriate.

We have relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished, or otherwise made available, to us, discussed with or reviewed by us, or publicly available, and do not assume any responsibility with respect to such data, material and other information. In addition, management of the Company has advised us, and we have assumed, that the financial projections (and adjustments thereto) reviewed by us have been reasonably prepared in good faith on bases reflecting the best currently available estimates and judgments of such management as to the future financial results and condition of the Company, and we express no opinion with respect to such projections or the assumptions on which they are based. We have relied upon and assumed, without independent verification, that there has been no change in the business, assets, liabilities, financial condition, results of operations, cash flows or prospects of the Company since the respective dates of the most recent financial statements and other information, financial or otherwise, provided to us that would be material to our analyses or this Opinion, and that there is no information or any facts that would make any of the information reviewed by us incomplete or misleading.

We have relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to the Agreement and such other related documents and instruments will fully and timely perform all of the covenants and agreements required to be performed by such party, and (c) the Transaction will be consummated in a timely manner in accordance with the terms described in the Agreement and such other related documents and instruments, without any amendments or modifications thereto. We have relied upon and assumed, without independent verification, that (i) the Transaction will be consummated in a manner that complies in all respects with all applicable foreign, federal and state statutes, rules and regulations, and (ii) all governmental, regulatory, and other consents and approvals necessary for the consummation of the Transaction will be obtained and that no delay, limitations, restrictions or conditions will be imposed or amendments, modifications or waivers made that would have an effect on the Transaction or the Company that would be material to our analyses or this Opinion. In addition, we have relied upon and assumed, without independent verification, that the final form of the Agreement will not differ in any respect from the draft of the Agreement identified above.

The Special Committee of the Board of Directors of Hanwha Q CELLS Co., Ltd.	-3-
October 14, 2018

Furthermore, in connection with this Opinion, we have not been requested to make, and have not made, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (fixed, contingent, derivative, off-balance-sheet or otherwise) of the Company, the Acquiror or any other party, nor were we provided with any such appraisal or evaluation. We did not estimate, and express no opinion regarding, the liquidation value of any entity or business. We have undertaken no independent analysis of any potential or actual litigation, regulatory action, possible unasserted claims or other contingent liabilities, to which the Company or the Acquiror is or may be a party or is or may be subject, or of any governmental investigation of any possible unasserted claims or other contingent liabilities to which the Company or the Acquiror is or may be a party or is or may be subject.

We have not been requested to, and did not, (a) initiate any discussions or negotiations with, or solicit any indications of interest from, third parties with respect to the Transaction, the securities, assets, business or operations of the Company or any other party, or any alternatives to the Transaction, (b) identify or introduce to the Committee or the Company, or screen for creditworthiness, any prospective investors, lenders or other participants in the Transaction, or (c) advise the Committee, the Board, the Company or any other party with respect to alternatives to the Transaction. This Opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. We have not undertaken, and are under no obligation, to update, revise, reaffirm or withdraw this Opinion, or otherwise comment on or consider events occurring or coming to our attention after the date hereof.

This Opinion is furnished for the use of the Committee (in its capacity as such) in connection with the Committee’s evaluation of the Transaction, and for the use of the Board (in its capacity as such) in connection with the Board’s consideration of the Committee’s recommendation to the Board in respect of the Transaction, and may not be used for any other purpose without our prior written consent. This Opinion is not intended to be, and does not constitute, a recommendation to the Committee, the Board, any security holder or any other party as to how to act or vote with respect to any matter relating to the Transaction or otherwise.

In the ordinary course of business, certain of our employees and affiliates, as well as investment funds in which they may have financial interests or with which they may co-invest, may acquire, hold or sell, long or short positions, or trade, in debt, equity, and other securities and financial instruments (including loans and other obligations) of, or investments in, the Company, the Acquiror, or any other party that may be involved in the Transaction and their respective affiliates or security holders or any currency or commodity that may be involved in the Transaction.

Houlihan Lokey has in the past provided financial advisory and/or other financial or consulting services to the Company, for which Houlihan Lokey and/or its affiliates have received compensation, including, among other things, having acted as financial advisor to a special committee of the Company in connection with that special committee’s evaluation of the acquisition by the Company of Hanwha Q Cells Investment Co., Ltd., which transaction was completed in February 2015. Houlihan Lokey and certain of its affiliates may provide investment banking, financial advisory and/or other financial or consulting services to the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders in the future, for which Houlihan Lokey and its affiliates may receive compensation. Furthermore, in connection with bankruptcies, restructurings, distressed situations and similar matters, Houlihan Lokey and certain of its affiliates may have in the past acted, may currently be acting and may in the future act as financial advisor to debtors, creditors, equity holders, trustees, agents and other interested parties (including, without limitation, formal and informal committees or groups of creditors) that may have included or represented and may include or represent, directly or indirectly, or may be or have been adverse to, the Company, the Acquiror, other participants in the Transaction or certain of their respective affiliates or security holders, for which advice and services Houlihan Lokey and its affiliates have received and may receive compensation.

The Special Committee of the Board of Directors of Hanwha Q CELLS Co., Ltd.	-4-
October 14, 2018

Houlihan Lokey has also acted as financial advisor to the Committee in connection with, and has participated in certain of the negotiations leading to, the Transaction and will receive a fee for such services, a portion of which would be payable upon Houlihan Lokey’s delivery of this Opinion. No portion of the fee is contingent upon any conclusions set forth in this Opinion or the consummation of the Transaction. The Company has agreed to reimburse certain of our expenses and to indemnify us and certain related parties for certain potential liabilities arising out of our engagement.

We have not been requested to opine as to, and this Opinion does not express an opinion as to or otherwise address, among other things: (i) the underlying business decision of the Committee, the Board, the Company, its security holders or any other party to proceed with or effect the Transaction, (ii) the terms of any arrangements, understandings, agreements or documents related to, or the form, structure or any other portion or aspect of, the Transaction or otherwise (other than the Per Ordinary Share Consideration and the Per ADS Consideration to the extent expressly specified herein), (iii) the fairness of any portion or aspect of the Transaction to the holders of any class of securities, creditors or other constituencies of the Company, or to any other party, except if and only to the extent expressly set forth in the last sentence of this Opinion, (iv) the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available for the Company or any other party, (v) the fairness of any portion or aspect of the Transaction to any one class or group of the Company’s or any other party’s security holders or other constituents vis-à-vis any other class or group of the Company’s or such other party’s security holders or other constituents (including, without limitation, the allocation of any consideration amongst or within such classes or groups of security holders or other constituents), (vi) whether or not the Company, its security holders or any other party is receiving or paying reasonably equivalent value in the Transaction, (vii) the solvency, creditworthiness or fair value of the Company or any other participant in the Transaction, or any of their respective assets, under any applicable laws relating to bankruptcy, insolvency, fraudulent conveyance or similar matters, (viii) the fairness, financial or otherwise, of the amount, nature or any other aspect of any compensation to or consideration payable to or received by any officers, directors or employees of any party to the Transaction, any class of such persons or any other party, relative to the Per Ordinary Share Consideration or the Per ADS Consideration or otherwise, (ix) potential developments in the credit, financial or stock markets, including, without limitation, the market for ADSs, or (x) the price or range of prices at which ADSs will trade, or Ordinary Shares will be transferable, at any time. At the direction of the Committee, for purposes of Houlihan Lokey’s analyses and this Opinion, Houlihan Lokey assumed that each ADS represents, and is equivalent in value and all other respects to, fifty Ordinary Shares. Furthermore, no opinion, counsel or interpretation is intended in matters that require legal, regulatory, accounting, insurance, tax or other similar professional advice. It is assumed that such opinions, counsel or interpretations have been or will be obtained from the appropriate professional sources. Furthermore, we have relied, with the consent of the Committee, on the assessments by the Committee, the Board, the Company and their respective advisors, as to all legal, regulatory, accounting, insurance, tax and other similar matters with respect to the Company and the Transaction or otherwise. The issuance of this Opinion was approved by a committee authorized to approve opinions of this nature.

The Special Committee of the Board of Directors of Hanwha Q CELLS Co., Ltd.	-5-
October 14, 2018

Based upon and subject to the foregoing, and in reliance thereon, it is our opinion that, as of the date hereof, the Per Ordinary Share Consideration to be received by the holders of Ordinary Shares (other than Affiliated Shares) and the Per ADS Consideration to be received by holders of ADSs (other than ADSs representing Affiliated Shares) pursuant to the Agreement are fair, from a financial point of view, to such holders.

Very truly yours,

HOULIHAN LOKEY CAPITAL, INC.